Exhibit 99.1

ROYAL BANK OF CANADA PROVIDES Q2 2011 SUPPLEMENTARY FINANCIAL INFORMATION TO REFLECT THE ANNOUNCED SALE OF ITS U.S. REGIONAL RETAIL BANKING OPERATIONS

TORONTO, August 19, 2011 - Royal Bank of Canada (RY on TSX and NYSE) today announced that its Q2 2011 Supplementary Financial Information, which reflects the June 20, 2011 announcement of a definitive agreement to sell its U.S. regional retail banking operations to PNC Financial Services Group, Inc. (PNC), is now available on its website. The results of these operations will be classified as discontinued operations and the third quarter of 2011 will include the previously announced after-tax loss on sale of approximately C$1.6 billion under Canadian generally accepted accounting principles (GAAP), which includes an estimated write off of goodwill and intangibles of C$1.3 billion after-tax (C$1.4 billion pre-tax).

The historical financial information reflecting discontinued operations has no impact on previously reported consolidated financial information of Royal Bank of Canada and is available for download at www.rbc.com/investorrelations/ir_quarterly.html.

Royal Bank of Canada will release its third quarter results and host an earnings conference call on August 26, 2011.

For further information, please visit www.rbc.com/investorrelations.

Investor Relations Contacts

Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.com, 416-955-7808

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

Media Relations Contacts

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172

Elyse Lalonde, Media Relations, elyse.lalonde@rbc.com, 416-974-8810

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this press release, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our expected losses related to the sale of our U.S. regional retail banking operations. The forward-looking information contained in this release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our future results of operations. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could" or "would".

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions and other forward-looking information, including statements about the acquisition of RBC Bank by PNC will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors - many of which are beyond our control and the effects of which can be difficult to predict - include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that Royal Bank of Canada or PNC may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where RBC Bank does business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; the ability of PNC to complete the transaction; reputational risks, and other factors that may affect future results of RBC.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. Additional information about these and other factors can be found in the Risk management section of our 2010 Annual Report and in our Q2 2011 Report to Shareholders.

Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada's largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America's leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 79,000 full- and part-time employees who serve close to 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed user of the RBC trademark.